Exhibit 99.1

Coincheck Reports Fiscal 2025 Third Quarter Financial Results

Fiscal 2025 Third Quarter Total Revenue increased 75% quarter-over-quarter to ¥ 123.1 billion

Amsterdam, Netherlands – February 12, 2025 – Coincheck Group N.V. (Nasdaq: CNCK) (“Coincheck Group,” the “Company” or “Group”), a Dutch public limited liability company and a holding company of Coincheck, Inc. (“Coincheck”), a leading Japanese crypto exchange company, today reported financial results for its fiscal 2025 third quarter ended December 31, 2024.

“We are pleased to report our fiscal 2025 third quarter results, which included strong quarter-over-quarter growth in Total Revenue of 75% from ¥70.3 billion to ¥ 123.1 billion,” said Gary Simanson, CEO of Coincheck Group. “These results reflect the successful closing of our business combination with Thunder Bridge Capital Partners, IV, Inc. (“Thunder Bridge IV”) on December 10, 2024, and our ability to build one of the preeminent global crypto and Web3 companies in the world, and well positions us for future growth in a large and rapidly growing market.”

“We are thrilled to have successfully completed our previously announced business combination with Thunder Bridge IV and become a publicly listed company on NASDAQ as of December 11, 2024, which we believe supports our plans to make strategic acquisitions across the globe and expand Coincheck within Japan,” said Oki Matsumoto, Executive Chairperson of Coincheck Group.

Fiscal 2025 Third Quarter Financial Highlights: 1

●	Marketplace Trading Volume increased 113% to ¥ 117.4 billion ($749 million) in the third quarter of 2025, compared to ¥55.1 billion ($351 million) in the second quarter of 2025

●	Total revenue increased 75% to ¥ 123.1 billion ($785 million) in the third quarter of 2025, compared to ¥70.3 billion ($448 million) in the second quarter of 2025

●	Gross margin[2] increased 135% to ¥4.8 billion ($30 million) in the third quarter of 2025, compared to ¥ 2.0 billion ($13 million) in the second quarter of 2025

●	Selling, general and administrative expenses increased 222% to ¥ 6,430 million ($41 million) in the third quarter of 2025, compared to ¥1,999 million ($13 million) in the second quarter of 2025

●	Transaction Costs increased to ¥17,518 million ($111 million) for the third quarter of 2025, including the transaction expenses related to our business combination, which we refer to as our Listing Expense, of ¥13,174 ($87 million), compared to ¥84 million ($537 thousand) in the second quarter of 2025

●	Net Loss was ¥15,445 billion ($98 million) in the third quarter of 2025, compared to a Net Loss of ¥ 15 million ($0 million) in the second quarter of 2025

●	Adjusted EBITDA[3] increased 1,005% to ¥2,762 million ($18 million) in the third quarter of 2025, compared to ¥250 million ($1.6 million) in the second quarter of 2025

1. References in this announcement to “¥” are to Japanese Yen and references to “U.S. Dollars” and “$” are to United States Dollars. Unless otherwise stated, Coincheck Group has translated U.S. Dollar amounts from Japanese Yen at the exchange rate of ¥157.37 per $1.00, which was the ¥/$ exchange rate reported by the Federal Reserve Bank of New York as of December 31, 2024.

2. Gross margin is defined as total revenue less cost of sales.

3. Adjusted EBITDA is a non-IFRS financial measure; see “Non-IFRS financial measures” for definition and corresponding reconciliation below.

●	Customer Assets increased 72% to ¥1,095 billion ($6.9 billion) in the third quarter of 2025, compared to ¥639 billion ($4.0 billion) in the second quarter of 2025

●	The number of Verified Accounts increased 4.6% to 2,197,619 in the third quarter of 2025, compared to 2,100,374 in the second quarter of 2025

Fiscal 2025 Third Quarter Strategic and Operational Highlights:

●	Successfully completed the business combination with Thunder Bridge IV on December 10, 2024 and commenced trading on the Nasdaq on Dec 11, 2024

●	Announced the launch of Coincheck Staking on January 13, 2025, allowing users to automatically earn Ethereum simply by depositing ETH with Coincheck

●	Announced the acquisition of Next Finance Tech Co, Ltd. on February 10, 2025, to provide comprehensive staking services for a range of cryptocurrencies on a global basis

Webcast and Conference Call

Coincheck Group will host a live webcast to discuss the results today at 5:00 pm ET. The call will be hosted by the following members of Coincheck Group’s management: Gary Simanson, CEO, Oki Matusumoto, Executive Chairperson and Jason Sandberg, CFO. The conference call can be accessed live via webcast from the Company’s investor relations website at https://www.coincheckgroup.com/news-events/ir-calendar. A replay will be available on the investor relations website following the call. The conference call can also be accessed over the phone by dialing (877) 407-4018 or (201) 689-8471; the Conference ID is 13751285.

About Coincheck Group N.V.

Headquartered in the Netherlands, Coincheck Group N.V. (NASDAQ: CNCK) is a public limited liability company and the holding company for Coincheck, Inc. Coincheck operates one of the largest multi-cryptocurrency marketplaces and crypto asset exchanges in Japan and is regulated by the Japan Financial Services Agency. Coincheck provides Marketplace and Exchange platforms on which diverse cryptocurrencies, including Bitcoin and Ethereum, are held and exchanged as well as other retail-focused crypto services.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about trading, future financial and operating results, plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning or the negative thereof. Such forward-looking statements are based upon the current beliefs and expectations of the Company’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the Company’s control, which could cause actual results or events to differ materially from those presently anticipated; such risks, uncertainties, and assumptions, include, among others: (i) a delay or failure to realize the expected benefits from the business combination with Thunder Bridge IV, (ii) changes in the cryptocurrency and digital asset markets in which the Company competes, including with respect to its competitive landscape, technology evolution or regulatory changes; (iii) changes in domestic and global general economic conditions, (iv)changes in economic conditions and consumer sentiment in Japan; (v) the price of crypto assets and volume of transactions on the Company’s platform; (vi) the development, utility and usage of crypto assets; (vii) demand for any particular crypto asset; (viii) cyberattacks and security breaches on the Company platform; (ix) the Company’s ability to introduce new products and services, (x) the Company’s ability to execute its growth strategies, including identifying and executing acquisitions, and (xi) other risks and uncertainties discussed in the Company’s filings with the U.S. Securities and Exchange Commission as such factors may be updated from time to time, which are or will be accessible on the SEC’s website at www.sec.gov. The forward-looking statements included in this press release are made only as of the date of this press release and the Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required by law.

Non-IFRS financial measures

EBITDA and Adjusted EBITDA

In addition to our results determined in accordance with IFRS, we present EBITDA and Adjusted EBITDA, non-IFRS measures, because we believe they are useful in evaluating our operating performance.

EBITDA as represents net profit (loss) for the period before the impact of taxes, interest, depreciation, and amortization of intangible assets, and Adjusted EBITDA represents EBITDA, further adjusted for transaction expenses that are directly attributable to the business combination with Thunder Bridge IV. (denoted as “Reverse recapitalization”), as well as Nasdaq listing expenses.

We use EBITDA and Adjusted EBITDA to evaluate our ongoing operations and for internal planning and forecasting purposes and we believe that EBITDA may be helpful to investors because it provides consistency and comparability with past financial performance. However, EBITDA and Adjusted EBITDA are presented for supplemental informational purposes only, have limitations as an analytical tool, and should not be considered in isolation or as a substitute for our financial information presented in accordance with IFRS.

A reconciliation is provided below for each non-IFRS financial measure to the most directly comparable financial measure stated in accordance with IFRS. Investors are encouraged to review the related IFRS financial measures and the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures, and not to rely on any single financial measure to evaluate our business.

Please see tables below for reconciliations of our non-IFRS financial measures.

U.S. Dollar financial information

For the convenience of the reader, where applicable, Coincheck Group has translated U.S. Dollar amounts from Japanese Yen at the exchange rate of ¥157.37 per $1.00, which was the ¥/$ exchange rate reported by the Federal Reserve Bank of New York as of December 31, 2024.

This information is intended to be reviewed in conjunction with the Company’s filings with the U.S. Securities and Exchange Commission.

COINCHECK GROUP N.V. and its subsidiaries

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF PROFIT OR LOSS

AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

	Japanese Yen		United States Dollar*
	For the three months ended		For the three months ended
(in millions)	2025 2Q	2025 3Q	2025 2Q	2025 3Q
Revenue:
Revenue	¥70,339	¥123,084	$447.0	$782.1
Other revenue	9	20	0.1	0.1
Total revenue	70,348	123,104	447.0	782.3

Expenses:
Cost of sales	68,325	118,311	434.2	751.8
Selling, general and administrative expenses	1,999	6,430	12.7	40.9
Total expenses	70,324	124,741	446.9	792.7
Operating profit (loss)	24	(1,637)	0.2	(10.4)

Other income and expenses:
Other income	10	-	0.1	-
Other expenses	2	(34)	0.0	(0.2)
Financial income	(14)	480	(0.1)	3.1
Listing expense	-	(13,714)	-	(87.1)
Financial expenses	(1)	(4)	(0.0)	(0.0)
Profit (loss) before income taxes	21	(14,909)	0.1	(94.7)
Income tax expense	(6)	(536)	(0.0)	(3.4)
Net profit (loss) for the period attributable to owners of the Group	¥15	¥(15,445)	$0.1	$(98.1)

COINCHECK GROUP N.V. and its subsidiaries

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF PROFIT OR LOSS

AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

	Japanese Yen		United States Dollar*
	For the three months ended		For the three months ended
	December 31,		December 31,
(in millions)	2023	2024	2024
Revenue:
Revenue	¥59,007	¥123,084	$782.1
Other revenue	109	20	0.1
Total revenue	59,116	123,104	782.3

Expenses:
Cost of sales	56,880	118,311	751.8
Selling, general and administrative expenses	1,638	6,429	40.9
Total expenses	58,518	124,740	792.7
Operating profit (loss)	598	(1,636)	(10.4)

Other income and expenses:
Other income	8	-	-
Other expenses	(10)	(30)	(0.2)
Financial income	-	476	3.0
Listing expense	-	(13,714)	(87.1)
Financial expenses	(6)	(4)	(0.0)
Profit (loss) before income taxes	590	(14,908)	(94.7)
Income tax expense	(151)	(536)	(3.4)
Net profit (loss) for the period attributable to owners of the Group	¥439	¥(15,444)	$(98.1)

COINCHECK GROUP N.V. and its subsidiaries

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF PROFIT OR LOSS

AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

	Japanese Yen		United States Dollar*
	For the nine months ended		For the nine months ended
	December 31,		December 31,
(in millions)	2023	2024	2024
Revenue:
Revenue	¥122,394	¥268,716	$1,707.5
Other revenue	255	35	0.2
Total revenue	122,649	268,751	1,707.8

Expenses:
Cost of sales	117,818	258,818	1,644.6
Selling, general and administrative expenses	4,730	10,902	69.3
Total expenses	122,548	269,720	1,713.9
Operating profit (loss)	101	(969)	(6.2)

Other income and expenses:
Other income	28	17	0.1
Other expenses	(143)	(33)	(0.2)
Financial income	51	485	3.1
Listing expense	-	(13,714)	(87.1)
Financial expenses	(1)	(28)	(0.2)
Profit (loss) before income taxes	36	(14,242)	(90.5)
Income tax expense	(21)	(750)	(4.8)
Net profit (loss) for the period attributable to owners of the Group	¥15	¥(14,992)	$(95.3)

COINCHECK GROUP N.V. and its subsidiaries

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(UNAUDITED)

	Japanese Yen		United States Dollar*
	As of	As of	As of
	March 31,	December 31,	December 31,
(in millions)	2024	2024	2024
Assets
Current assets:
Cash and cash equivalents	¥10,837	¥12,673	$80.5
Cash segregated as deposits	59,256	60,648	385.4
Crypto assets held	44,207	55,299	351.4
Safeguard assets	649,211	1,033,997	6,570.5
Customer accounts receivable	719	1,051	6.7
Other financial assets	37	290	1.8
Other current assets	377	585	3.7
Total current assets	764,644	1,164,543	7,400.0
Non-current assets:
Property and equipment	1,973	2,024	12.9
Intangible assets	788	1,083	6.9
Crypto assets held	-	22
Other financial assets	614	437	2.8
Deferred tax assets	353	371	2.4
Other non-current assets	28	1	0.0
Total non-current assets	3,756	3,938	25.0
Total assets	¥768,400	¥1,168,481	$7,425.1
Liabilities and equity
Liabilities:
Current liabilities:
Deposits received	¥59,276	¥61,920	$393.5
Crypto asset borrowings	44,020	54,971	349.3
Safeguard liabilities	649,211	1,033,997	6,570.5
Other financial liabilities	1,206	4,250	27.0
Provisions	120	-	-
Income taxes payable	486	594	3.8
Excise tax payable	-	317	2.0
Promissory note- related party	-	47	0.3
Other current liabilities	360	655	4.2
Total current liabilities	754,679	1,156,751	7,350.5
Non-current liabilities:
Other financial liabilities	1,277	995	6.3
Warrant liability	-	1,430	9.1
Provisions	-	340	2.2
Total non-current liabilities	1,277	2,765	17.6
Total liabilities	755,956	1,159,516	7,368.1
Equity:
Ordinary Shares	196	211	1.3
Capital surplus	668	12,242	77.8
Treasury Shares	-	(4)	(0.0)
Foreign Currency Translation	-	(72)	(0.5)
Retained earnings (accumulated deficit)	11,580	(3,412)	(21.7)
Total equity	12,444	8,965	57.0
Total liabilities and equity	¥768,400	¥1,168,481	$7,425.1

COINCHECK GROUP N.V. and subsidiaries

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF

CASH FLOWS (UNAUDITED)

	Japanese Yen		United States Dollar*
	For the nine months ended		For the nine months ended
	December 31,		December 31,
(in millions)	2023	2024	2024
Cash flows from operating activities:
Profit (loss) before income taxes	¥36	¥(14,242)	$(90.5)
Depreciation and amortization	431	474	3.0
Net gain of other financial assets (non-current assets)	-	(11)	(0.1)
Impairment loss of other assets (non-current assets)	-	13	0.1
Listing expense	-	13,714	87.1
Net (gain)/loss on sale of property and equipment	14	3	0.0
Net (gain)/loss on disposal of intangible assets	39	23	0.1
Net gain on sale of crypto assets held (non-current assets)	(17)	-	-
Change in fair value of warrant liability	-	(462)	(2.9)
Decrease in cash segregated as deposits	(1,629)	(1,392)	(8.8)
(Increase) decrease in crypto assets held (current assets)	(6,991)	(11,114)	(70.6)
Increase in customer accounts receivable	(140)	(332)	(2.1)
(Increase) decrease in other financial assets (current assets)	635	(253)	(1.6)
Decrease in other current assets	247	(168)	(1.1)
Decrease in deposits received	2,406	2,644	16.8
(Increase) decrease in other financial assets (non-current assets)	-	155	1.0
Increase (decrease) in crypto asset borrowings	7,064	10,951	69.6
Increase (decrease) in other financial liabilities	(606)	236	1.5
Increase (decrease) in other current liabilities	135	278	1.8
Increase in excise tax payable	-	12	0.1
Other, net	18	53	0.3
Cash provided by operating activities	1,642	582	3.7
Interest income received	3	6	0.0
Interest expense paid	(1)	(12)	(0.1)
Income taxes paid	(1)	(720)	(4.6)
Net cash provided by (used in) operating activities	1,643	(144)	(0.9)
Cash flows from investing activities
Purchase of property and equipment	(4)	(164)	(1.0)
Proceeds from sale of property and equipment	4	-	-
Expenditure on internally generated intangible assets	(268)	(393)	(2.5)
Proceeds from refund of guarantee deposits	155	33	0.2
Proceeds from sale of crypto assets held (non-current)	22	-	-
Purchase of other financial assets (non-current assets)	(9)	-	-
Payments on guarantee deposits	(192)	-	-
Net cash used in investing activities	(292)	(524)	(3.3)
Cash flows provided by financing activities
Proceeds from short-term loans	1,000	1,300	8.3
Repayments of short-term loans	(1,000)	(1,300)	(8.3)
Proceeds from loans from related party	-	8,522	54.2
Repayments of loans from related party	-	(6,081)	(38.6)
Repayment of lease obligations	(182)	(290)	(1.8)
Proceeds received from non-redemption agreement	-	202	1.3
Proceeds from reverse recapitalization, net of non-redemption and share forward agreement	-	205	1.3
Net cash flows (used in) provided by financing activities	(182)	2,558	16.3
Effect of exchange rate changes on cash	-	(54)	(0.3)
Net increase in cash and cash equivalents	1,169	1,836	11.7
Cash and cash equivalents at the beginning of period	7,697	10,837	68.9
Cash and cash equivalents at the end of period	¥8,866	¥12,673	$80.5

RECONCILIATION OF EBITDA

	Japanese Yen		United States Dollar*
	For the three months ended		For the three months ended
	2025 2Q	2025 3Q	2025 2Q	2025 3Q
Reconciliation of EBITDA:
Net profit (loss) for the year or the period	¥15	¥(15,444)	$0.1	$(98.5)
Add: Income tax expenses (benefits)	6	536	0.0	3.4
Profit (loss) before income taxes	21	(14,908)	0.1	(95.0)
Add: interest expense	3	3	0.0	0.0
Add: Depreciation and amortization	142	149	0.9	1.0
EBITDA	¥166	¥(14,756)	$1.1	$(94.1)

RECONCILIATION OF ADJUSTED EBITDA

	Japanese Yen		United States Dollar*
	For the three months ended		For the three months ended
	2025 2Q	2025 3Q	2025 2Q	2025 3Q
Reconciliation of Adjusted EBITDA:
Net profit (loss) for the year or the period	¥15	¥(15,444)	$0.1	$(98.1)
Add: Income tax expenses (benefits)	6	536	0.0	3.4
Profit (loss) before income taxes	21	(14,908)	0.1	(94.7)
Add: interest expense	3	3	0.0	0.1
Add: Professional fees in connection with Reverse recapitalization	84	3,804	0.5	24.2
Add: Listing Expense	-	13,714	-	87.1
Add: Depreciation and amortization	142	149	0.9	0.9
Adjusted EBITDA	¥250	¥2,762	$1.6	$17.6

(*)	Convenience Translation into U.S. Dollars.

Contacts

Media and Investor Relations Contact:

CoincheckIR@icrinc.com